FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of December, 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

A summary translation of Huaneng Power International, Inc. Chinese announcements Regarding Payment of Corporate Bond Interest for 2011 and listing for trading of Restricted Shares not Publicly Issued.

Summary Translation of Huaneng Power International, Inc. Chinese Announcements
Regarding Payment of Corporate Bond Interest for 2011 and listing for trading of
Restricted Shares not Publicly Issued

The board of directors of Huaneng Power International, Inc. (the “Company”) issued an announcement in Chinese on December 20, 2011 regarding payment of the interest accrued on its corporate bonds (the “Interest Payment Announcement”).  The Company also issued an indicative announcement in Chinese on the same day regarding the listing for trading of its shares subject to selling restrictions and not publicly issued (the “Listing Indicative Announcement”).  For more information of these two announcements, please refer to the two Chinese announcements each dated December 20, 2011 filed by the Company on the website of the Hong Kong Exchanges and Clearing Limited.

Below are summary translations of the Interest Payment Announcement and the Listing Indicative Announcement.

Summary translation of Interest Payment Announcement

The Company will pay the interest accrued between December 25, 2010 and December 24, 2011 on the first tranche of the corporate bonds issued by the Company for 2007 (the “Bonds”).  The Bonds consist of: (1) five-year term bonds with principal amount equal to RMB 1 billion and a fixed interest rate of 5.67% per annum, (2) seven-year term bonds with principal amount equal to RMB 1.7 billion and a fixed interest rate of 5.75% per annum, and (3) ten-year term bonds with principal amount equal to RMB 3.3 billion and a fixed interest rate of 5.90% per annum.  The Bonds have been listed and traded on the Shanghai Stock Exchange on and from January 15, 2008.  The interest accrued on the Bonds between December 25, 2010 and December 24, 2011 will be payable on December 26, 2011 to the holders of the Bonds whose names appear on the register thereof maintained by the China Securities Depository and Clearing Corporation Limited, Shanghai Branch, after close of trading on the Shanghai Stock Exchange on December 23, 2011.  Payments to individual holders are subject to a withholding tax of 20%.

Summary translation of Listing Indicative Announcement

On December 29, 2010, the Company issued an announcement in respect of its non-public issuance of 1,500,000,000 new A Shares at the price of RMB5.57 per share, comprising of

500,000,000 new A shares to Huaneng Group and 1,000,000,000 new A shares to the other nine designated investors (the “1,000,000,000 A shares”).  The 1,000,000,000 A Shares were subject to a lock-up period of twelve months commencing on December 23, 2010.  The 1,000,000,000 A Shares, or 7.12% of the total share capital of the Company, will be listed and tradable on and from December 23, 2011.  Upon listing of the 1,000,000,000 A shares, the proportion of the A Shares subject to selling restriction issued by the Company to the total share capital of the Company will decease to 3.55% from 10.67%, while the proportion of the A Shares without selling restriction issued by the Company to the total share capital of the Company will increase to 71.15% from 64.03%.  The listing of the 1,000,000,000 A shares has no effect upon the overseas listed shares, or H shares, issued by the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

Name:	Gu Biquan
Title:	Company Secretary

Date:    December 21, 2011